

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2024

John C. Rood
Chief Executive Officer
Momentus Inc.
3901 N. First St.
San Jose, CA 95143

> **Re: Momentus Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-39128**

Dear John C. Rood:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing